PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (“Agreement”) is made and entered into this 6th day of September, 2012, by and between Slawson Exploration Company, Inc., a Kansas corporation, located at 1675 Broadway, Suite 1600, Denver, Colorado 80202 (“SELLER”), and Emerald WB LLC, a Colorado corporation, located at 1600 Broadway, Suite 1040, Denver, Colorado 80202, (“BUYER”), sometimes individually referred to as “Party” and collectively referred to as “Parties.”

RECITALS

WHEREAS, SELLER owns certain oil and gas leases as located in McKenzie County, North Dakota as more fully described on Exhibit “A” attached hereto (the “Leases”).

WHEREAS, SELLER desires to sell, assign and convey to BUYER and BUYER desires to buy and accept from SELLER 100% of SELLER’s right, title and interest in and to the Leases pursuant to the following terms and conditions of this Agreement

AGREEMENT

NOW THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, BUYER and SELLER agree as follows:

1.	Defined Terms.

a)	“Affiliate” means, with respect to any Person, another Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the first Person. The term “control” and its derivatives mean, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Person, whether through the ownership of voting securities or other voting interests, by contract or otherwise.

b)	“Governmental Authority” means any foreign, federal, state, regional, local, municipal, tribal or other government; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power; and any court or governmental tribunal, including any arbitrator or tribal authority having or asserting jurisdiction.

c)	“Law” means any applicable statute, law, rule (including rules of common law), regulation, ordinance, order, code, ruling, writ, injunction, judgment, settlement, decree or other official act or legally enforceable requirement of or by any Governmental Authority.

d)	“Leases” shall have the meaning assigned to it in the Recitals hereof. The term “Leases” shall include, without limitation, working interests, operating rights, record title interests, and other interests or benefits, if any, in and to the Leases attributable to the production of oil, natural gas and all other leased substances (“Hydrocarbons”) produced from the Subject Formations.

e)	“Person” means a natural person, partnership, limited liability company, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority, and pronouns have a similarly extended meaning.

2.	Purchase and Sale. Subject to, and in accordance with the terms of this Agreement, SELLER agrees to sell, grant, and convey to BUYER, and BUYER agrees to purchase and receive from SELLER, all of SELLER’s right, title and interest in the Leases INSOFAR AND ONLY INSOFAR as the Leases cover or pertain to the Subject Formations (as defined below) (the “Initial Transaction”).

a)	Reservations by SELLER. The Initial Transaction is subject to the following reservations by SELLER:

(i)	SELLER shall, and does hereby, reserve and except all formations from the surface of the earth down to the top of the Subject Formations (the “Reserved Formations”). For purposes of this Agreement, the term “Subject Formations” means all formations below the stratigraphic equivalent of the top of the Charles Salt formation. The phrase “top of the Charles Salt formation” means the stratigraphic equivalent of that formation found at approximately 8812 feet as shown on the electric log of the Nearburg Nygaard #1-31, located in Section 31, Township 149 North, Range 102 West.

(ii)	SELLER shall reserve an overriding royalty interest in and to all of the oil, gas and other minerals produced, saved and marketed in, to and under, or derived from the Leases equal to three percent (3%) (the “SELLER Override”). The SELLER Override shall be free and clear of all costs and expenses of exploration, drilling, and development, but shall bear its proportionate share of all treating, compression, processing, gathering, transportation, dehydration and marketing costs and expenses borne by the working interest estate, and shall bear its proportionate share of all production, ad valorem, excise and similar type taxes assessed against such interest. The SELLER Override, to the extent applicable, shall apply to any and all renewals, extensions or amendments of such Leases. A renewal of such Leases shall be defined as a lease that has been obtained by BUYER or on BUYER’s behalf, its successors or assigns, within six (6) months from expiration of such Lease. The overriding royalty interest herein reserved shall be proportionately reduced to the extent SELLER owns less than the entire leasehold estate, and to the extent such Leases assigned herein cover less than the full fee simple estate in oil, gas and other related hydrocarbons under any or all lands described herein. In no event shall the retained overriding royalty interest retained by SELLER ever be considered a “subsequently created interest” as defined in Article III.C. of a standard AAPL Form 610-1989 Model Form Operating Agreement.

b)	BUYER’s Option. Within one year following the Closing Date, BUYER shall, in its sole discretion, have the option to purchase from SELLER the Reserved Formations (the “Option”). If BUYER elects to exercise the Option, it shall: (i) deliver written notice of its election to exercise to SELLER on or before 5:00 p.m. Mountain Time on the first anniversary of the Closing Date (the “Exercise Notice”). The Exercise Notice shall identify each Lease as to which BUYER elects to exercise the Option; and (ii) pay the consideration for the Leases purchased pursuant to the Option. As to each Lease that BUYER wishes to exercise the Option, it shall pay SELLER an amount equal to the product obtained by multiplying (A) the net leasehold acres covered by the Leases that BUYER is electing to purchase under the Option times ONE THOUSAND EIGHT HUNDRED Dollars ($1,800.00). BUYER shall pay such consideration by wire transfer (to an account designated by SELLER) of immediately available funds.

3.	Purchase Price. The purchase price for the Initial Transaction shall be FOURTEEN MILLION TWO HUNDRED FORTY-EIGHT THOUSAND THREE HUNDRED TWENTY-FIVE AND NO/100 Dollars ($14,248,325.00) (“Purchase Price”) payable by wire transfer as follows: (i) an amount equal to THREE HUNDRED THOUSAND Dollars ($300,000.00) as an earnest money deposit (“Deposit”) payable to SELLER by BUYER within one business day after execution of this Agreement, and (ii) the remainder of the Purchase Price, as adjusted in accordance with Section 5 hereof, payable to SELLER by wire transfer at Closing. The Deposit shall be applied against the Purchase Price if Closing occurs, or, upon termination, the Deposit shall be retained by SELLER or returned to BUYER in accordance with Section 6.

In addition to the Purchase Price, in the event Closing occurs, BUYER agrees to reimburse SELLER for reasonable expenses incurred by SELLER for permits, title and brokerage work, surface payments and any other expenses directly related to the Leases and lands thereunder (excluding bonus and rental payments); such costs are identified on Exhibit “B” attached hereto.

4.	Effective Time. The transfer of the Leases shall be effective as of September 1, 2012, at 12:01 a.m., MST (“Effective Time”).

5.	Title. Upon execution of this Agreement by SELLER, SELLER shall immediately grant BUYER access to the Leases and to all of SELLER’s files relating to the Leases (including but not limited to title, lease, and contract files) at a mutually acceptable location. BUYER shall have until 5:00 p.m. on September 28, 2012 (or, if later, 28 days after access to the Leases and files is granted) to review the title of SELLER in and to the Leases, and to review all third party agreements to which the Leases are subject. In the event that BUYER concludes from its review (i) that SELLER owns less than the total combined net acres in the Leases shown on Exhibit “A,” (ii) that SELLER owns less than the net revenue interest shown on Exhibit “A,” (iii) that SELLER’s title to any of the Leases is not defensible and not free and clear of any liens and encumbrances or, (iv) that any of the Leases are not in full force and effect, then BUYER shall give SELLER written notice of all such asserted defects (“Title Defects”) no later than 5:00 p.m. on September 28, 2012. A Title Defect can only be asserted and claimed by BUYER provided that the aggregate Title Defects on all Leases exceeds $250,000.00 (“Deductible”) and then only to the extent that the aggregate Title Defects exceed the Deductible. In the absence of any such written notice of Title Defects, BUYER shall be deemed to have accepted title. Any such Title Defect notice shall identify (i) the Title Defect asserted, (ii) the associated Lease, (iii) the acreage description and the net acres which BUYER asserts are affected by the Title Defect, (iv) the particular instruments, other documentation or lack of documentation supporting BUYER’s assertion of the Title Defect, (v) the dollar amount and associated formula by which the BUYER asserts the Purchase Price should be adjusted by in the event the Title Defect is not cured, and (vi) if applicable, the necessary curative that is required by BUYER to cure the Title Defect. A Title Defect with respect to a Lease shall be of no effect if BUYER materially fails to provide all six components in the identification of the Title Defect in the written notice. The Parties shall attempt to initially resolve, through good faith negotiations, all disputes concerning the following matters: (i) the existence and scope of a Title Defect, (ii) the amount of the value of the Title Defect, and (iii) the adequacy of SELLER’s Title Defect curative materials and BUYER’s reasonable satisfaction thereof (the “Title Disputed Matters”). In the event the Parties do not resolve any Title Disputed Matters on or before the Closing Date, then, at BUYER’s option, with respect to each separate portion of the Leases affected by a disputed Title Defect, (i) BUYER shall have the right to waive any such Title Defect and proceed with the Closing without an adjustment to the Purchase Price, or (ii) SELLER shall retain and exclude such portion of the Leases from the Leases to be assigned to BUYER at the Closing and the Purchase Price shall be reduced by THREE THOUSAND TWO HUNDRED Dollars ($3,200.00) times the number of net leasehold acres covered by the Leases affected by such uncured Title Defects (the “Disputed Title Amount”).

BUYER may not claim a Title Defect against a permitted encumbrance (“Permitted Encumbrance”) which is defined as (i) Lessor’s royalties, overriding royalties, net profits interest, production payments, reversionary interests an similar type interests if in the net cumulative effect of such burdens does not reduce the net revenue interest below seventy-seven percent (77%) or (ii) liens for taxes or assessments not yet due and delinquent.

6.	Termination.

a)	Termination. This Agreement may be terminated in accordance with the following provisions:

(i)	by mutual consent of SELLER and BUYER;

(ii)	by SELLER, if Seller’s conditions set forth in Section 7 are not satisfied through no fault of SELLER, or are not waived by SELLER, as of the Closing Date;

(iii)	by BUYER, if Buyer’s conditions set forth in Section 8 are not satisfied through no fault of BUYER, or are not waived by BUYER, as of the Closing Date; or

(iv)	In the event that the Title Defects adjustment asserted by BUYER exceeds SEVEN HUNDRED THOUSAND Dollars ($700,000.00), either BUYER or SELLER may terminate this Agreement upon written notice to the other party delivered no later than 48 hours after SELLER’s receipt of the Title Defect notice.

b)	Liabilities Upon Termination.

(i)	BUYER’s Default. If Closing does not occur because SELLER terminates this Agreement pursuant to Section 6(a)(ii) based upon BUYER wrongfully failing to tender performance at Closing or otherwise breaching this Agreement prior to Closing and all of the conditions to closing under Section 8 have been satisfied or waived and SELLER is ready, willing and able to close, as SELLER’s sole remedy against BUYER, SELLER shall be entitled to retain the Deposit (and all earned interest, if any, thereon) as liquidated damages and not as a penalty. The Parties agree that the damages that would be suffered by SELLER as a result of BUYER’s breach would be difficult to estimate and that the liquidated damages described herein represent a reasonable estimation of such damages and do not constitute a penalty. BUYER’s failure to close shall not be considered wrongful if (1) Buyer’s conditions under Section 8 are not satisfied through no fault of Buyer and are not waived, or (2) Buyer has the right to terminate or has terminated this Agreement as of right under Section 6(a).

(ii)	SELLER’s Default; Other Termination. SELLER may only make a claim for retention of the Deposit as set forth in Section 6(b)(i) above and BUYER shall be entitled to receive the Deposit (and all earned interest, if any, thereon) immediately after the determination that Closing will not occur for any other reason. If Closing does not occur because SELLER wrongfully fails to tender performance at Closing or otherwise breaches this Agreement prior to Closing, and BUYER is ready to close, BUYER shall retain any legal or equitable remedies for SELLER’s breach of this Agreement including, without limitation, specific performance. SELLER’s failure to close shall not be considered wrongful if (i) Sellers’ conditions under Section 7 are not satisfied through no fault of Sellers and are not waived; or (ii) Seller has terminated this Agreement as of right under Section 6(a).

7.	SELLER’s Conditions to Closing. The obligations of SELLER at the Closing are subject, at the option of SELLER, to the satisfaction or waiver at or prior to the Closing of the following conditions precedent:

a)	All representations and warranties of BUYER contained in this Agreement shall be true and correct in all material respects on and as of the Closing (except those qualified by materiality, which shall be true and correct in all respects), and BUYER shall have performed and satisfied all covenants and agreements required by this Agreement to be performed and satisfied by BUYER at or prior to the Closing in all material respects;

b)	BUYER stands ready, willing and able to close with SELLER; and

c)	No order has been entered by any Governmental Authority having jurisdiction over the Parties or the subject matter of this Agreement that restrains or prohibits the purchase and sale contemplated by this Agreement and that remains in effect at Closing.

8.	BUYER’s Conditions to Closing. The obligations of BUYER at the Closing are subject, at the option of BUYER, to the satisfaction or waiver at or prior to the Closing of the following conditions precedent:

a)	All representations and warranties of SELLER contained in this Agreement shall be true and correct in all material respects on and as of the Closing (except those qualified by materiality, which shall be true and correct in all respects), and SELLER shall have performed and satisfied all covenants and agreements required by this Agreement to be performed and satisfied by SELLER at or prior to the Closing in all material respects;

b)	SELLER stands ready, willing and able to close with BUYER; and

c)	No order has been entered by any court or governmental agency having jurisdiction over the Parties or the subject matter of this Agreement that restrains or prohibits the purchase and sale contemplated by this Agreement and that remains in effect at the time of Closing.

9.	Closing. The closing of this transaction (“Closing”) shall be held on or before 10:00 a.m. on October 4, 2012 (the “Closing Date”) at SELLER’s offices in Denver, Colorado, or at such other time and place as the Parties may agree. At Closing:

a)	SELLER shall execute, acknowledge and deliver to BUYER an Assignment and Conveyance, effective as of the Effective Time, conveying the Leases to BUYER, exclusive of all Leases subject to Title Disputed Matters, in the form of the assignment attached as Exhibit “C” together with the appropriate State and/or Federal Assignments and any other documents necessary to transfer title to the Leases to BUYER.

b)	SELLER shall deliver to BUYER copies of all records in its possession pertaining to the Leases, including but not limited to lease, contract and title files.

10.	Rig Access. Upon Closing, SELLER agrees to assign to BUYER and BUYER agrees to assume SELLER’s interest in that certain drilling contract with Patterson-UTI, dated October 31, 2011, as amended, for the Patterson 167 rig (the “Patterson Drilling Contract”); provided, however, any such assignment shall be subject to Patterson-UTI’s prior written consent to such assignment (the “Patterson Consent”). For the avoidance of doubt, in the event SELLER is unable to secure the Patterson Consent prior to Closing, BUYER shall be under no obligation to assume, in whole or in part, the Patterson Drilling Contract, the Patterson 167 rig, or any service provided by Patterson-UTI. If SELLER is unable to secure the Patterson Consent as set forth above, SELLER and BUYER agree to negotiate in good faith the procurement of a suitable substitute rig from SELLER. SELLER and BUYER agree that SELLER reserves the right of first refusal as to any open slot in the Patterson 167 rig’s availability through the end of the term of the Patterson Drilling Contract. BUYER agrees to indemnify SELLER and affiliated companies, their respective agents, officers, and employees against any claim, demand, cost, liability, loss, damage, injury, death, penalty, or obligation, including reasonable attorney fees and litigation costs, arising out of or associated in any way with BUYER’s use of the Patterson 167 rig.

11.	Equipment. SELLER agrees to sell, and BUYER agrees to buy from SELLER the personal property and equipment listed on Exhibit “D” attached hereto, which equipment is located on the Lands to be assigned hereunder, as identified on Exhibit “D.” At closing, BUYER shall reimburse SELLER for the costs associated with such equipment as shown on Exhibit “D” in the total amount of $1,183,545.18.

12.	Representations by SELLER. SELLER represents to BUYER as follows:

a)	SELLER is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas.

b)	SELLER has all requisite power and authority to carry on its business as presently conducted. The execution and delivery of this Agreement does not, and the fulfillment of and compliance with the terms and conditions hereof will not violate, or be in conflict with, any material provision of SELLER’s governing documents, or any material provision of any agreement or instrument to which SELLER is a party or by which it is bound, or any Law applicable to SELLER.

c)	This Agreement constitutes SELLER’s legal, valid and binding obligation, enforceable in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws for the protection of creditors, as well as to general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law.

d)	Except for the Permitted Encumbrances, the Leases will be conveyed to BUYER at Closing free and clear of all liens and encumbrances arising by, through or under SELLER but not otherwise.

e)	SELLER has not incurred any liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which BUYER shall have any responsibility whatsoever.

f)	There are no preferential rights, suits, actions, claims, investigations, proceedings or demands pending (or, to best of SELLER’s knowledge, threatened) against SELLER, or the Leases, which have not been disclosed to BUYER by SELLER, claiming relief which, if granted would be likely to have an adverse effect on the value or operation of the Leases, or that would prevent the consummation of the transaction contemplated hereby. SELLER has paid all invoices and lease bonuses in full for the Leases and the work performed to acquire same.

g)	SELLER is in material compliance with any and all County, State and Federal laws, rules and regulations affecting the Leases, except where failure to comply would not have a material adverse effect on the Leases.

h)	SELLER has all requisite power and authority to enter into this Agreement, to convey the Leases on the terms described in this Agreement and to perform its obligations under this Agreement.

i)	EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, THE LEASES ARE TO BE SOLD AS IS, AND SELLER MAKES NO WARRANTY, EXPRESS OR IMPLIED IN FACT OR BY LAW, EXCEPT THAT SELLER HEREBY WARRANTS TITLE TO THE LEASES SPECIALLY AGAINST THE CLAIMS OF ALL PERSONS CLAIMING BY, THROUGH, OR UNDER SELLER AND NOT OTHERWISE.

j)	There are no operating agreements, unit agreements, tax partnership agreements, sales contracts, calls on production, options to purchase production, gathering, compression, treating or transportation agreement or any other agreements which would be binding on Buyer, the Leases or the production therefrom after the Closing, except those identified on Exhibit “E” attached hereto and made a part hereof. Neither Seller nor the other parties thereto is in default under any such agreement.

k)	SELLER has no debts, obligations or liabilities of any kind due and owning with respect to the Leases (other than those that will be fully released or satisfied before Closing) and there are no bankruptcy or reorganization proceeding pending against or being contemplated by SELLER.

l)	The Patterson Drilling Contract is valid and enforceable according to its terms. No claim has been made or, to the knowledge of SELLER, is threatened with respect thereto.

13.	Representations by BUYER. BUYER represents to SELLER as follows:

a)	BUYER is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado.

b)	BUYER has all requisite power and authority to carry on its business as presently conducted. The execution and delivery of this Agreement does not, and the fulfillment of and compliance with the terms and conditions hereof will not violate, or be in conflict with, any material provision of BUYER’s governing documents, or any material provision of any agreement or instrument to which BUYER is a party or by which it is bound, or any Law applicable to BUYER.

c)	This Agreement constitutes BUYER’s legal, valid and binding obligation, enforceable in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws for the protection of creditors, as well as to general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law.

d)	BUYER has not incurred any liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which SELLER shall have any responsibility whatsoever.

14.	Expenses and Liabilities. After the Effective Date, BUYER shall assume, pay for and perform all claims, costs, expenses, liabilities and obligations accruing or relating to the owning, developing, exploring, operating or maintaining of the Leases or the producing, transporting and marketing of hydrocarbons from the Leases, including without limitation, environmental obligations and the obligation to plug and abandon all wells and reclaim all well sites, all other obligations and liabilities arising after the Effective Date.

15.	Well Proposals. SELLER has received a well proposal from Zavanna, LLC for the drilling of the Barker 24-13 #1H well and has elected to participate in such well in writing, properly and timely delivered to Zavanna, LLC. BUYER acknowledges notice of such proposed well and agrees to assume SELLER’s position under such election to participate. SELLER agrees to notify BUYER immediately upon receipt of any additional well proposals covering the Leases and Lands which may be delivered to SELLER prior to recording of the Assignment(s) contemplated hereunder. BUYER will be responsible for notifying the proposing party of BUYER’s election as to such well proposals.

16.	Salt Water Disposal Wells; Transportation of Water. During the period beginning on the Closing Date and ending upon the earlier of (i) two (2) years after the Closing Date, or (ii) Buyer’s completion (or acquisition) of facilities and equipment capable of transporting and disposing of all water produced from oil and gas drilling, completion and/or production activities performed by the Buyer on the Leases (the “Water”), in the event the Buyer requires services for the transportation and disposal of the Water, Buyer shall solicit offers from third-parties to provide such transportation and disposal services. Upon identifying an offer which Buyer is willing to accept from an offering party, Buyer hereby agrees to notify Mongoose Trucking & Hotshot LLC (“Mongoose”) in writing of said offer immediately, including the price offered and all other pertinent terms and conditions of the offer. Mongoose, for a period of three (3) days after the receipt of the notice, shall have the opportunity (but not the obligation) to submit for consideration an offer to provide Buyer with transportation and disposal of the Water on terms and conditions equal to (or more favorable than) those offered by the third-party.

17.	Indemnification. BUYER shall hold harmless, defend and indemnify SELLER, its officers, directors, shareholders, employees, representatives, agents, successors and assigns, forever, from and against Losses which arise from or in connection (a) with BUYER’s ownership or operation of the Leases after the Effective Time and (b) any breach of the representations, warranties, covenants and agreements of BUYER herein. SELLER shall hold harmless, defend and indemnify BUYER, its officers, directors, shareholders, employees, representatives, agents, successors and assigns, forever, from and against Losses which arise from or in connection with (a) SELLER’s ownership or operation of the Leases before the Effective Time, and (b) any breach of the representations, warranties, covenants and agreements of SELLER herein. “Losses” shall mean any actual loss, cost, expense, liability, damage, demand, suit and sanction of every kind and character (including reasonable fees and expenses of attorneys, technical experts and expert witnesses) reasonably incident to matters indemnified against.

18.	Arbitration. Notwithstanding any other provision herein to the contrary, all claims, demands, disputes, controversies and differences in connection with this Agreement that may arise between the Parties to this Agreement shall be settled by binding arbitration as set forth herein. Except as modified hereby, such arbitration shall be governed by Commercial Arbitration Rules of the American Arbitration Association. Either Party may make a demand for arbitration concerning a controversy that has arisen that is subject to this Agreement by delivering written notice thereof to the other Parties. The Parties hereto may agree upon one (1) arbitrator, but in the event that they cannot so agree within ten (10) days after a demand for arbitration has been made, then there shall be three (3) arbitrators, one named in writing by each of the Parties within fifteen (15) days after demand for arbitration is made, and the third to be chosen by the two (2) arbitrators so named. Ten (10) days before the arbitration hearing date, each Party shall submit to the arbitrator(s) a position statement respecting the dispute which shall include a dollar amount (if applicable) which such Party maintains is a proper resolution of the dispute (“Position Statement”). Based upon the evidence submitted, the arbitrator(s) shall render a decision in favor of one of the Party’s “Position Statement.” The arbitrator(s) shall not have the authority to “compromise” the award or decision in an amount different from one of the Party’s “Position Statement.” All arbitration hearings conducted hereunder shall take place in Denver County, Colorado. The arbitrator(s) shall have no authority to award punitive damages but shall award reasonable attorney’s fees and costs to the prevailing Party. A judgment confirming the award of the arbitrators may be rendered by any court of competent jurisdiction.

19.	Notices. Any notices, communication or other document required or delivered under the provisions hereof shall be addressed to the Parties as follows:

BUYER:

Emerald WB LLC
1600 Broadway, Suite 1040
Denver, Colorado 80202
Attn:       Paul Wiesner
Phone:    303-323-0008 ext. 104
Fax:        _________________
E-mail:   paulw@emeraldoil.com

SELLER:

Slawson Exploration Company, Inc.
1675 Broadway, Suite 1600
Denver, Colorado 80202
Attn:      Ms. Coni Stokes
Phone:   303-592-8880
Fax:       303-592-8881
E-mail:  cstokes@slawsoncompanies.com

Any notice given under any provision hereof shall be deemed given only when received by the Party to whom such notice is directed, and the time for such Party to give any notice in response thereto shall run from the date the originating notice is received. The second or any responsive notice shall be deemed given when deposited in the United States mail, with postage or charges prepaid, or when sent by facsimile machine. Each Party shall have the right to change its address at any time, and from time to time, by giving written notice thereof to all other Parties.

20.	Miscellaneous.

a)	This Agreement and the transactions contemplated hereby shall be construed in accordance with and governed by the laws of the State of Colorado, except with respect to substantive oil and gas and real property matters, which shall be governed and construed in accordance with the laws of the State of North Dakota.

b)	This Agreement and the Existing Agreement constitute the entire understanding among the Parties, their respective partners, shareholders, officers, directors and employees with respect to the subject matter hereof, superseding all negotiations, prior discussions and prior agreements and understandings relating to such subject matter.

c)	This Agreement shall be binding upon, and shall inure to the benefit of the Parties hereto, and their respective successors and assigns.

d)	The terms and conditions contained herein shall constitute covenants running with the land, and shall be binding upon, and for the benefit of, the respective successors and assigns of SELLER and BUYER.

e)	The representations contained in this Agreement shall survive closing.

f)	From time to time after Closing, BUYER and SELLER shall each execute, acknowledge and deliver to the other such further mutually acceptable instruments and take such other mutually acceptable action as may be reasonably requested in order more effectively to assure to the other the full beneficial use and enjoyment of the Leases and otherwise to accomplish the purposes of the transactions contemplated by this Agreement.

g)	This Agreement may be executed in any number of counterparts, which taken together shall constitute one instrument and each of which shall be considered an original. Fax or PDF signatures shall be considered binding.

(Signature Page to Follow)

IN WITNESS WHEREOF, the BUYER and SELLER have executed Purchase and Sale Agreement on date first above written, but deemed effective as of the Effective Date.

BUYER:	SELLER:

Emerald WB LLC	Slawson Exploration Company, Inc.

/s/ McAndrew Rudisill	/s/ Coni J. Stokes
By McAndrew Rudisill	Coni J. Stokes,
President	Vice President

Page 10